FORM 4
                                                         OMB APPROVAL
[_] Check box if no longer subject to          OMB Number:            3235-0287
    Section 16. Form 4 or Form 5               Expires:                Pending
    obligations may continue. See              Estimated average burden
    Instruction 1(b).                          hours per response...........0.5


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Compaq Computer Corporation
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   (Last)                           (First)             (Middle)

     20555 State Highway 249
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                                    (Street)

     Houston                          TX                 77070
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     NaviSite, Inc. ("NAVI")
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     December 2001
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5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Date          (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     (Month/Day/   ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                             Year)         Code   V                    (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          12/31/01       J(1)            479,489      A      (1)        479,489       I          (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the Form is filed by more than one reporting person, see Instruction
   4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secu-     ative    Nature
                    or                         Derivative    6.                of Underlying     8.       rities    Secu-    of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     rities   In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Bene-    direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     ficially Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    Owned    ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        at End   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     of Month ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)   Code  V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:


(1) On December 31, 2001, NaviSite, Inc. issued a total of 479,489 shares of common stock to Compaq Financial Services Corporation ("CFS") valued at approximately $159,190 as partial payment of a quarterly interest payment related to a previously existing note payable to CFS in the principal amount of $55,093,333.33.

(2) The securities are directly owned by CFS, a wholly owned subsidiary of Compaq Computer Corporation. Compaq Computer Corporation disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.


COMPAQ COMPUTER CORPORATION

/s/ Dick Smith                                          January 10, 2002
---------------------------------------------           ----------------
     **Signature of Reporting Person                          Date
       Name:  Dick Smith
       Title: Vice President,
              Deputy General Counsel
              and Assistant Secretary


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                            JOINT FILER INFORMATION


Name:                               Compaq Financial Services Corporation

Address:                            420 Mountain Avenue
                                    P.O. Box 6
                                    Murray Hill, New Jersey 07974

Designated Filer:                   Compaq Computer Corporation

Issuer and
  Ticker Symbol:                    Navisite, Inc. ("NAVI")

Statement for Month/Year:           December 2001





COMPAQ FINANCIAL SERVICES CORPORATION


By: /s/ Edward Andrews                                 Date: January 10, 2002
   -----------------------------------                      --------------------
   **Signature of Reporting Person
     Name:  Edward Andrews
     Title: Vice President and
            Managing Director,
            Global Structured Finance